UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 22 July 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







FOR IMMEDIATE RELEASE                                              22 JULY 2005


                       TWO NEW SENIOR APPOINTMENTS AT AIB

Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) has today announced two new appointments to its senior management team.

John O'Donnell, currently Head of Investment Banking AIB Group, has been appointed Group Finance Director. Mr. O'Donnell will also become a member of the AIB Board and the Group Executive Committee.

Robbie Henneberry, currently General Manager, Branches, AIB (GB), has been appointed Managing Director Designate AIB Group (UK) p.l.c. to succeed Aidan McKeon on his retirement in December 2005. Mr Henneberry will also become a member of the AIB Group Executive Committee.

Eugene Sheehy, Chief Executive AIB Group said,

"I want to congratulate John and Robbie on their appointments and wish them every success in their new roles.

"I also particularly want to thank Aidan for his outstanding contribution to the success of AIB throughout his long career. He has played a major part in the success of many areas of AIB Group over the last forty years. In recent years our UK business has grown strongly under his leadership and now contributes 25% of AIB's profits. It was Aidan's intention to retire earlier this year having completed 40 years service in March, so I also want to thank him for agreeing to stay on till the end of December to ensure Robbie has the smoothest possible transition to his new roles."

                                     -ENDS-


For further information contact:
Catherine Burke                                Alan Kelly
Head of Corporate Relations                    Head of Group Investor Relations
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Dublin 4                                       Dublin 4
Tel: +353-1-6600311 ext. 13894                 Tel: +353-1-6600311 ext. 12162



                              Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 July 2005                                 By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.